INVEST IN **FOODI MENUS**

Foodi Menus is disrupting hospitality by rethinking the way the world uses menus



foodi
menus
stand out as a dining destination
sallyweaver
Gnarlys

foodi-menus.com Portland OR

Menu Design and Purchasing | Restaurants | Foodservice | Software Products | Software as a Service

LEAD INVESTOR



Greg Steward

I'm investing in Foodi for three reasons: 1. Foodi solves a clear business challenge for restaurant owners. With Foodi, small business owners will be able attract new customers by upgrading their online presence. They'll also be able to reduce costs and increase efficiency by simplifying the menu management process. 2. Ben has demonstrated his ability to persevere through the challenges of the startup world. He's designed a minimum viable product, navigated the nuances of the sales environment for this market, and demonstrated his ability to secure funding. Growing the business is simply doing each of these things in bigger proportion to what he's already done. 3. The success of a company depends in large part on the quality of the people involved. Having known Ben personally for five years, I've seen his consistency in all aspects of life. He's meticulous in maintaining both his business and personal life. I believe Ben is worth my investment both in time and in money.

Invested $5,000 this round

Highlights

1. $7.2M projected ARR by 2025 (not guaranteed)
2. 13 menu accounts set up so far
3. Foodi is the first company solely focused on menus, presenting massive data capture opportunities
4. Niche focus allows us to turn potential competitors into partners

5. US hospitality market projected to reach $898B this year
4. Niche focus allows us to turn potential competitors into partners

5. US hospitality market projected to reach $898B this year

Our Team



Ben Fisher CEO and Founder

Ben is a marketing, technology, and innovation management professional with 6 years combined experience growing both B2B and nonprofit marketing teams - resulting in $1.2M raised. 1st Place Winner of the 2022 Westside Pitch. Self-proclaimed Foodie.

The odds are stacked against small restaurants right now, and I don't want to see a fast-food chain on every

The odds are stacked against small restaurants right now, and I don't want to see a fast-food chain on every block. The fact that 70% of this industry is composed of single-location operators is inspiring. Small restaurants won't last long unless they can increase sales and reduce expenses amid inflation, hiring shortages, and supply chain issues.



Julia Sherwood Graphic Designer and Brand Strategist



Russell R Boedeker Finance & Business Advisor



Mark Klein Technical & Business Advisor



Sheri Fisher Sales Strategist

Pitch





Bubbles & Treats
Specializing in non-alcoholic bubbly beverages
BUBBLES
OL' SPORT
BEE'S KNEES
platform.foodi-menus.com
foodi menus
stand out as a dining destination
Fisher Software LLC, DBA Foodi Menus
Benjamin Fisher | Founder & CEO
ben@foodi-menus.com

Frustration with today's menu experiences motivated us to create a better option.





problem
Restaurant profit margins <5%
($95 in expenses for every $100 in sales)


8 in 10 have lower margins now
3 in 4 don't expect better margins
Profit - 5
Expenses - 95

The average profit margin for a restaurant was south of 5%... before a pandemic, supply chain issues, labor shortages, and inflation.

Today, 80% of restaurants have lower margins than pre-pandemic, and 75% don't expect that to change this year.


solution
$
enticing menu experiences to more effectively drive sales & increase customer trust
efficient ordering, paying, and marketing processes that save time & money compared to alternatives
community engagement tools to turn customers into advocates & grow organically
an end-to-end dining experience designed to decrease expenses and increase sales

Foodi's focus is on creating an end to end dining experience that decreases expenses and increases sales - which starts with a better menu.

- **A menu that brings in new customers and drives revenue.**
- **A menu that enables efficient processes, saving time and money.**
- **A menu that helps customers become advocates.**


dining experience
foodi menus
That looks soo good, let's go!
I know exactly what I want!
So easy!
$
"WOW" "Amazing"
"My new favorite!"
Online Menu
"That other place sounded better..."
"Woah, look at that other place!"
"They don't have reviews..."
Physical Menu
Order!
Other Menus

product timeline
Gnarlys Food Truck
Q1 2022 enticing menu designer
Q4 order & payment capabilities
Q1 2023 customer-facing Foodi app
Q3 data utilization for marketing effiency
Q1 2024 guest experience customization
menu design web-app
ordering ability coming soon
visually-focused experience
public-facing app for data capture



We've already launched our base menu management system so any team can create menus meant for the digital age.

As our current product drives on-premise traffic, the next feature set will add table ordering options - alleviating the current industry staffing crunch.

From there, the personalized Foodi app experience will be 3 to 9 months out

market size
70% of US restaurants are single-unit operations
total market
$898B
U.S. Hospitality
service available
$418B
Food Carts, FSRs, Bars, & Casinos
service obtainable
(within 5 years)
$910M
TAM: Accommodation & food services U.S. 2011-2021
SAM: Carts | FSR | Catering | Bars | Casinos | Franchisees



While the US hospitality industry represents nearly $900 billion in annual spending, it's highly fragmented, with 70% of restaurants operating just a single location.

Due to this fragmentation, we've found innovative approaches to reach Foodi Clients...

go to market









partners	hospitality	integrators
Digital Marketing Agencies	Food Carts	POS Providers
Website Developers	Restaurants	Restaurant Middlewear
Business Associations	Caterers	Event Tech
Event Coordinators	Casinos/Hotels	

Beyond direct sales, we partner with marketing agencies and website developers to use our system for their clients.

They understand our product, value tech and marketing, and already have the trust of and connections to our target market.

We've also identified a similar opportunity with local event coordinators.

Through events we can reach and train between 10 and 100 prospects all at once.

As we create industry integrations in the coming months, we'll refocus efforts on direct sales before launching the Foodi app.



business model

industry integrations
foodi menu design platform
reseller relationships
hospitality providers
foodi app
marketing tools & data use
customer facing foodi app
free
reseller & referral network
free
foodi menu design platform
$35/mo
in venue mobile order/pay
$50-$100/mo
guest engagement features
$200-$500/mo
Annual Recurring Revenue (ARR) $420-$7620

Forward-looking projections are not guaranteed.

At $35/month our software as a service product is priced low to reduce barriers to entry.

Soon we'll launch order and payment options as an add-on feature, priced between $50 and $100/month.

Our real money maker will be our marketing and data capture features from the Foodi app.



competition

	Foodi Menus	Must-Have-Menus	Popmenu
focused on integrations	✓		✓
value added reseller resources	✓		



plug & play menu system	✓	✓	
creating marketing efficiency	✓		≈
guests can customize menus	✓		≈
hyper-specific data display	coming soon		≈

✓ yes

≈ kind of

While similar products can only focus on small hospitality market segments, we stand out with a narrow focus on menus.

Every dining experience requires a menu, no matter if it's a food truck, an event, or a hotel.

This menu focus allows us to integrate with market alternatives, offer their services as part of our system, gain traction with their hospitality segment, and avoid competing for market share.

As we grow, we'll track menu interactions from users, start collecting massive amounts of data, then offer unique marketing features that increase the value of our app.



traction
"knowing what POS systems provide... (Foodi) is extremely easy to use in comparison." - ROI Marketing
4 in the system
collaborations
BabbleBuy
82nd Avenue
Business Association
TRIMET
VENTURE PORTLAND

So far we've cold contacted 75 local marketers and website developers, each representing many potential clients.

Roughly 80% respond, 1 in 4 schedule an intro and a demo, 4 are in the Foodi system.

They see the need for their clients. They believe in the product we're building. They want a seamless menu experience.

We also expect our local event collaborations with organizations like TriMet, 82nd Avenue Business Association, Venture Portland, and app developer BabbleBuy to result in major adoption over the summer.



founding
team



Bejamin Fisher
Founder & CEO

Julia Sherwood
Design & Brand Specialist

Alan Joplin
Fractional CTO

board of advisors

Russel Boedeker
Business & Financial Advisor

Mark Klein
Business & Technical Advisor

Our team includes an innovator who's grown 2 different marketing teams from the ground up.

A software developer with 20 years experience.

A Brand specialist with 6 years experience in both sales and graphic design.

Our advisory board with a combined 50 years tech startup experience.

And Pristine Tech, our exceptional software development partners since day 1.



questions?

Fisher Software LLC, DBA Foodi Menus

Benjamin Fisher | Founder & CEO

ben@foodi-menus.com